Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

River Valley Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

768475105

(CUSIP Number)

Thomas Davee, 215 West Main Street, Madison, IN  47250;  telephone: 812-265-2965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 768475105
(1) Names of reporting persons.		Thomas M. Davee
	(2) Check the appropriate box if a member of a group	(a) ☐
	(see instructions)	(b) ☐
	(3) SEC use only
	(4) Source of funds (see instructions)	PF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
	(6) Citizenship or place of organization	U.S.A.
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	138,023
	(9) Sole dispositive power	0
	(10) Shared dispositive power	138,023
	(11) Aggregate amount beneficially owned by each reporting person	138,023
	(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
	(13) Percent of class represented by amount in Row (11)	8.4%
	(14) Type of reporting person (see instructions)	IN

Page 2 of  6 Pages

CUSIP No. 768475105
(1) Names of reporting persons.		Mary E. Davee
	(2) Check the appropriate box if a member of a group	(a) ☐
	(see instructions)	(b) ☐
	(3) SEC use only
	(4) Source of funds (see instructions)	PF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
	(6) Citizenship or place of organization	U.S.A.
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	138,023
	(9) Sole dispositive power	0
	(10) Shared dispositive power	138,023
	(11) Aggregate amount beneficially owned by each reporting person	138,023
	(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
	(13) Percent of class represented by amount in Row (11)	8.4%
	(14) Type of reporting person (see instructions)	IN

Page 3 of  6 Pages

Explanatory Note

This purpose of this Amendment No. 1 is to amend Item 4 to the Schedule 13D filed April 14, 2008 to reflect that Thomas M. Davee, one of the reporting persons, submitted a shareholder proposal to River Valley Bancorp (the “issuer”), and to update the reporting persons’ holdings in the issuer’s Common Stock.  This amendment amends Items 4, 5, 6 and 7.

Item 1.                      Security and Issuer

Not amended.

Item 2.                      Identity and Background

Not amended.

Item 3. Source and Amount of Funds or Other Consideration.

Not amended.

Item 4. Purpose of Transaction.

The reporting persons acquired the shares for investment purposes.

The reporting persons may communicate with management, other shareholders and/or third parties to discuss ways to enhance shareholder value.  Topics could include, among others, the composition and compensation of River Valley Bancorp’s board of directors, the strategic plans of River Valley Bancorp, the benefits and costs of having shares registered under the Securities Exchange Act of 1934 and the provisions in River Valley Bancorp’s articles of incorporation that purport to prohibit the acquisition of, or offer to acquire, 10% of the Common Stock.  In such discussions, the reporting persons may suggest or take a position relating to one or more of the following:  the acquisition of additional shares or the disposition of shares of River Valley Bancorp; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving River Valley Bancorp or its subsidiary; a sale or transfer of a material amount of assets of River Valley Bancorp or its subsidiary; a change in the present board of directors or management of River Valley Bancorp; a material change in the present capitalization, dividend policy, business or corporate structure of River Valley Bancorp; changes in River Valley Bancorp’s articles of incorporation or bylaws, including the elimination of provisions which may impede the acquisition of control of River Valley Bancorp; and causing the Common Stock of River Valley Bancorp to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act or 1934.

On November 3, 2008, Thomas M. Davee submitted a notification to the issuer that he intends to present a proposal at the next annual meeting of shareholders that the shareholders request the board of directors of the issuer to initiate the appropriate process to amend the issuer’s articles of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.  Currently, directors of the issuer are elected by a plurality of the vote.  One or more of the reporting persons may submit additional shareholder proposals regarding one or more of the matters listed above at a shareholders’ meeting, or initiate a tender offer with respect to some or all of the Common Stock.

The reporting persons filing this Statement may decide, jointly or individually, to purchase additional shares of Common Stock.  In addition the reporting persons, jointly or individually, may dispose of any or all of the Common Stock beneficially owned by them in any manner permitted by applicable securities laws.

Page 4 of  6 Pages

Except as set forth above, the reporting persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The reporting persons may, at any time, review or reconsider their position with respect to River Valley Bancorp and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) Each of the reporting persons beneficially owns a total of 138,023 shares or 8.4% of those outstanding.

(b) The reporting persons share the power to vote and dispose of 138,023 shares.

(c) The reporting persons have not effected any transactions in the Common Stock of the issuer during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The reporting persons are married and jointly own 138,023 shares.  They share voting and dispositive power as to such shares.  The 138,023 shares were previously held in broker margin accounts but are now held directly by the reporting persons.  The reporting persons do not have any other contracts, arrangements, understandings or relationships between themselves or with any other person with respect to securities of River Valley Bancorp.

Item 7. Material to be Filed as Exhibits.

A copy of the written agreement relating to the filing of this joint Schedule 13D was previously filed as Exhibit 1 hereto, as required by Rule 13d–1(k).

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date               12/1/08

Signature       /s/ Thomas M. Davee

Name/Title       Thomas M. Davee

Date          12/1/08

Signature   /s/ Mary Davee

Name/Title   Mary Davee

Page 5 of 6 Pages

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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